Trans World Entertainment Corporation
38 Corporate Circle
Albany, New York 12203

February 17, 2011

Jennifer K. Thompson
Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

VIA EDGAR

Re:
Trans World Entertainment Corporation
Form 10-K for Fiscal Year Ended January 30, 2010
Filed April 15, 2010
Definitive 14A
Filed May 19, 2010
Form 10-Q for Fiscal Period Ended May 1, 2010
Filed June 10, 2010
Form 10-Q for Fiscal Period Ended July 31, 2010
Filed September 9, 2010
Form 10-Q for Fiscal Period Ended October 31, 2010
Filed December 9, 2010
File No. 000-14818

Dear Ms. Thompson:

This letter is submitted on behalf of Trans World Entertainment (“Trans World Entertainment” or the “Company”) in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) as set forth in your letter to the Company dated January 28, 2011.  For your convenience the Staff’s comments and the responses thereto are set forth sequentially below.

Form 10-K for Fiscal Year Ended January 20, 2010

Item 1.  Business, page 2

1.
We note that you operate under the f.y.e., Suncoast Motion Pictures and Saturday Matinee brands.  Please revise your disclosure to discuss the importance, duration and effect of any material patents,  trademarks and licenses held.  Refer to Item 101(c)(1)(iv) of Regulation S-K.  Please provide us with your proposed revised disclosure.

Company Response:

The Company notes the Staff’s comment and advises the Staff that the Company will discuss the duration of these trademarks and trade names, as required in Item 101(c)(1)(iv).  The trademarks, f.y.e. for your entertainment, Suncoast Motion Pictures and Saturday Matinee, are registered with the U.S.  Patent and

Trademark Office and are owned by us.  The Company believes that its rights to these trademarks are adequately protected.  The Company holds no material patents, licenses, franchises or concessions; however, its established trademarks and trade names are essential to maintaining our competitive position in the entertainment retail industry.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

Overview, page 14

2.
We note that your net sales and gross profit have declined and that you have experienced operating losses and net losses in each of your last three fiscal years.  Please expand your disclosures in future filings to discuss these known trends in greater detail, including management’s plans to mitigate or lessen the impact of such trends.  We note you have some disclosure about these trends, however, in light of the significant and continuing impact of these known trends, we believe you should provide a more comprehensive discussion that enables your investors to view your plans through the eyes of management.  Your discussion should include industry trends as well as trends specific to your business.  Please also ensure that you discuss in further detail the reasons causing fluctuations in your statements of operations line items.  For example, your disclosures on page 16 indicating that gross profit declined “due to lower vendor allowances” and that selling, general and administrative  expenses declined due to “operating an average of 13% fewer stores” do not enable investors to adequately view your results through the eyes of management.  Please refer to FRR 36 and FRR 72.

Company Response:

The Company notes the Staff’s comment and advises the Staff that it will expand the Management’s Discussion and Analysis of Financial Condition and Results of Operation section in future filings to include additional disclosure on material company specific and industry wide trends.  The Company will also provide further detail for the reasons causing fluctuations in its statement of operations line items.

3.
We note your disclosure on page 14 that during fiscal 2009 and 2008 you closed 157 and 101 stores, respectively.  We also note from your Form 10-Q for the thirty-nine weeks ended October 30, 2010, that you closed an additional 29 stores and plan to close an additional sixty to eighty stores and your Carson, California distribution facility in the fourth fiscal quarter of 2010.  Please address the following items related to these closures:

•
In order to comply with the principal objectives of MD&A, please discuss in future filings the anticipated impact of these actual and anticipated store and distribution facility closures on your revenues, gross profit, selling, general and administrative expenses and operating income/(loss) along with the benefits, if any, you anticipate realizing from your streamlined operations and reduced cost structure.  In periods after the closings take place, you should disclose the actual impact on your operations of closing these facilities compared to the anticipated impact.

•
Please tell us what consideration you gave to presenting the closed stores as discontinued operations pursuant to ASC 205-20.  If, as we assume, you did not include the closed stores within discontinued operations due to an expected migration of revenues and cash flows to your existing stores, please clarify why this migration is assumed for every closed store.  Your discussions on pages 15 and 18 of MD&A citing the decline in average store count as a leading cause for your net sales declines suggests that an assumed migration of activities for all stores might not be appropriate.

Company Response:

The Company notes the staff’s comment and advises the staff that it will expand the Management’s Discussion and Analysis of Financial Condition and Results of Operation section in future filings to include anticipated impact of actual and anticipated store and distribution facility closures on its revenues, gross profit, selling, general and administrative expenses and operating income/(loss) along with the benefits, if any, it anticipates realizing from streamlining its operations and reducing its cost structure.  In periods after the closings occur, the Company will disclose the comparison between actual and anticipated impacts on its operations.

The Company’s consideration of presenting its closed stores as discontinued operation pursuant to ASC 205-20 is set out below.  It concluded that it was not appropriate to present discontinued operations for the closed stores in fiscal 2008 and 2009 because the Company believed that the cash flows related to the closed stores, specifically revenue, would not be eliminated from the ongoing continuing operations.

The Company evaluates each of its retail stores’ profitability on an ongoing basis in the normal course of business.  As leases expire on each individual store, the Company performs a detailed analysis of each store’s specific economic characteristics, including stores in the surrounding market, and makes a decision to renew or abandon the lease.  If the lease can be renewed with terms that allow for an acceptable level of profitability at the respective store, the lease is renewed.  If the Company cannot renew the lease on terms that allow for acceptable profitability at the respective store, the lease is not renewed and the store is abandoned at the end of the lease term.  The Company has been closing stores for the past 10-15 years under this process.

Based on the Company’s experience of closing stores over the past ten years, the Company believes stores closed within 50 miles of a continuing store will experience a migration of revenues from the closed store that is sufficient to preclude presentation as discontinued operations.  When a store is closed and a continuing store is situated within 50 miles of that store, it is the Company’s general practice to redirect customers to that existing store.  This is done with signage at the closing store, advertisements, and through direct communication with customers who participate in the Company’s customer loyalty program, Backstage Pass.

A continuing store with a 50 mile proximity of the closed store was determined as a reasonable cut-off because (1) it is within a one hour commute, although as noted below, many of the continuing stores were far closer; and (2) more than 80% of our continuing stores are located within shopping malls, which are considered to be destinations for shopping trips.

The Company closed 157 stores in 2009 and 101 stores in 2008, many of which had continuing stores far closer than 50 miles.  An analysis of each closed store shows the proximity of the next closest continuing store.  In 2009, 70 (45%) of the closed stores had a continuing store within 10 miles, 95 (61%) of the closed stores had a continuing store within 20 miles, and 113 (72%) of the closed stores had a continuing store within 30 miles.  In 2008, 57 (56%) of the closed stores had a continuing store within 10 miles, 79 (78%) of the closed stores had a continuing store within 20 miles, and 83 (82%) of the closed stores had an existing store within 30 miles.  In 2009 and 2008, 28 (18%) and 10 (10%) closed stores, respectively, were further than 50 miles from the next closest existing store.

The Company believes that the migration of revenue has been supported by actual experience:

•
The change in the Company’s market share over the past few years compared to the decline in the number of retail stores suggests that migration of revenues has occurred.  For example, the Company closed 22% of its retail stores in 2009 and 12% of its retail stores in 2008.  The Company’s market share of CD sales went from 6.3% in 2007 to 5.6% in 2008 to 5.9% in 2009 to 6.5% in 2010.  The Company’s market share of video sales went from 3.2% in 2007 to 2.8% in 2008 to 2.4% in 2009 to 2.2% in 2010.

•
The comparison of the Company’s percentage decline in its net sales compared to the sum of the percentage decline in comparable store sales and the percentage decline in number of retail stores suggests that migration of revenue has occurred.  Comparable store sales of CD’s declined 11% in 2009 as compared to 2008.  If one were to assume no migration of revenues, net sales of CD’s for the Company would have declined by more than 23%, which is the sum of percentage decline in closed stores during 2008 and the percentage decline in comparable store sales from 2008 to 2009.  However, net sales of CDs only declined 18% at the Company.  The same exercise can be performed on video sales.  Comparable store sales of videos declined 8% in 2009 as compared to 2008.  Assuming no migration of revenues and taking into account the closing of stores, one would assume that video sales would have declined by at least 20% in 2009.  However, video sales only declined 17%.  CD and video sales accounted for 35% and 42% of net sales, respectively, at the Company in 2009.

•
Backstage Pass members account for approximately 20% of the Company’s total sales.  In the years following a store closure, it continues to see incidence of sales activity from these Backstage Pass member customers that had shopped at closed stores.

Based on the information above, the Company believes that a sufficient amount of revenues transferred for each closed store within 50 miles of an existing store and that, as a result, discontinued operations for the operations of those closed stores was not appropriate.

The Company also considered discontinued operations presentations for the operations of closed stores that were not within 50 miles of an existing store.  However, revenues for these closed stores were $20.3 million and $7.3 million in 2009 and 2008, respectively, representing approximately 2.5% and 0.7% of total net sales, respectively.  Additionally, these stores had net income of approximately $307,000 in 2009 and $196,000 in 2008, or 0.7% and 0.3% of the Company’s net loss, respectively.  The Company believed these amounts to be immaterial and that presentation as discontinued operations was not meaningful.

4.
You disclose on page 17 that you recorded a deferred tax benefit of $2.3 million during fiscal 2009 “related to the intra period allocation of income tax expense to loss from current operations and accumulated other comprehensive income.” Please provide us with further details regarding this adjustment, including how you determined the appropriate amount and classification.

Company Response:

The Company has had a valuation allowance recorded for it deferred tax asset as of the end of both fiscal 2009 and 2008.  In accordance with ASC 740-10-45, changes in the Company’s valuation allowance for deferred tax assets related to items accounted for in accumulated other comprehensive income are recorded in tax expense on the consolidated statement of operations as part of continuing operations.  During fiscal 2008, the Company inadvertently did not record the income tax benefit of $1.7 million attributable to the change in benefit obligations for its post retirement benefit plans in other comprehensive income, which also impacted the deferred tax asset related to this item.  This was corrected in fiscal 2009, when the Company recorded $2.3 million deferred tax benefit related to the intra period allocation of income tax expense to loss from current operations and accumulated other comprehensive income of $600,000 related to the change in the benefit obligation for post retirement benefit plan in 2009, and $1.7 million related to the correction of the 2008 omission.  The $1.7 million was immaterial to the Company’s consolidated balance sheets and statements of operations as of and for the fiscal years ended January 30, 2010 and January 31, 2009.

5.
We are unable to locate a separately-captioned section in your filing discussing your off balance sheet arrangements, as called for by Item 303(a)(4) of Regulation S-K.  Please supplementally confirm that you do not have any off-balance sheet arrangements.  In addition, please consider adding an appropriate statement to this effect in future filings.  Refer to Exchange Act Rule 12b-13.

Company Response:

The Company notes the Staff’s comment and confirms that it does not have any off-balance sheet arrangements.  The Company advises the Staff that it will add a separately-captioned section to future filings disclosing the absence of any off-balance sheet arrangements as called for by Item 303(a)(4) of Regulation S-K.

Liquidity and Capital Resources, page 20

6.
We note your discussion on page 21 of various statistics you monitor to measure your management of inventory.  In future filings, please expand your disclosure to provide your investors with additional information about how management uses and interprets changes in these statistics to measure inventory management.

Company Response:

The Company notes the Staff’s comment and confirms that the Company will expand the Liquidity and Capital Resources section in future filings to provide its investors with additional information about how management uses and interprets changes in these statistics to measure inventory management.

7.
We note your disclosure on page 21 that you entered into an amended and restated Credit Agreement in April 2010.  It appears that this new amended and restated Credit Agreement reduced your maximum available borrowing capacity from $150 million to $100 million and changed the formula for determining the interest rates on outstanding borrowings.  It also appears that interest rates under the new Credit Agreement may be higher than those under the old Credit Agreement.  If material, please provide a discussion in future filings of the expected impact of reduced borrowing availability and the change in the interest rate formula on future operations and liquidity.

Company Response:

The Company notes the Staff’s comment and confirms that the Company will expand the Liquidity and Capital Resources section in future filings to provide a discussion, if material at the time of such future filings, in of the expected impact of reduced borrowing availability and the change in the interest rate formula on future operations and liquidity.

Item 9.  Controls and Procedures, page 24

8.
We note the conclusion of your CEO and CFO that your disclosure controls and  procedures were effective to “provide reasonable assurance that information required to be disclosed . . . is recorded, processed, summarized and reported within the time periods specified. . . .”  Please supplementally confirm, if true, that your officers concluded that your disclosure controls and procedures were also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure.  In addition, please revise your disclosure accordingly.  Refer to Exchange Act Rule 13a-15(e).  Please provide us with your proposed revised disclosure.

Company Response:

The Company notes the Staff’s comment and confirms that the officers concluded that the Company’s disclosure controls and procedures were also effective to ensure that information required to be disclosed by the Company in the reports that it file are accumulated and communicated to management, including the principal executive and principal financial officer, to allow timely decisions regarding required future filing disclosure.  Below is the Company’s proposed revised disclosure to be included in the future filings:

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures:  Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the Exchange Act).  Based on this evaluation, our principal executive officer and our principal financial officer concluded that the Company’s disclosure controls and procedures were designed to provide reasonable assurance of achieving their objectives and as of the end of the period covered by this annual report, our disclosure controls and procedures were effective, in that they provide reasonable assurance that information required to be disclosed by us in the reports we file or submit, under the Exchange Act, is recorded, processed, summarized, as appropriate, to allow timely decisions regarding required disclosure and reported within the time period specified in the Securities and Exchange Commission’s rules and forms and that such information is accumulated and communicated to management including the principal executive officer and principal financial officer

9.
We note the conclusion of your CEO and CFO that your disclosure controls and procedures were effective at the reasonable assurance level.  Please confirm, if true, that your disclosure controls and procedures were also designed to provide reasonable assurance of achieving their objectives, and revise your disclosure accordingly.  In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures.  Refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at www.sec.gov.  Please provide us with your proposed revised disclosure.

Company Response:

The Company notes the Staff’s comment and the Company confirms that its disclosure controls and procedures are also designed to provide reasonable assurance of achieving its objectives, and will revise its disclosure accordingly.  Below is the Company’s proposed revised disclosure to be included in future filings:

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures:  Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the Exchange Act).  Based on this evaluation, our principal executive officer and our principal financial officer concluded that the Company’s disclosure controls and procedures were designed to provide reasonable assurance of achieving their objectives and as of the end of the period covered by this annual report, our disclosure controls and procedures were effective, in that they provide reasonable assurance that information required to be disclosed by us in the reports we file or submit, under the Exchange Act, is recorded, processed, summarized, as appropriate, to allow timely decisions regarding required disclosure and reported within the time period specified in the Securities and Exchange Commission’s rules and forms and that such information is accumulated and communicated to management including the principal executive officer and principal financial officer.

Financial Statements, page F-1

Note 1.  Nature of Operations and Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-9

10.
We note your disclosure that internet sales are recognized upon shipment.  Please disclose in future filings whether your shipping terms are FOB shipping point or FOB destination pursuant to your sales agreements with customers.  If your sales agreements are silent as to when title passes, please tell us why sales recognition is appropriate upon shipment, rather than upon delivery to and acceptance by the customer.  Even if your sales agreements state that title passes upon shipment, customer acceptance provisions or a history of your replacing goods damaged or lost in transit may also make the recognition of revenue upon delivery to and acceptance by the customer more appropriate.  Please refer to SAB Topic 13.A.3.b.  To the extent material, please also consider quantifying internet sales in future filings.

Company Response:

The Company notes the Staff’s comment and advises that Staff of the proposed revision to its disclosure in future filings as follows:

Our sales agreements are silent as to when title passes.  The customer authorizes the Company to charge their credit card at the time of purchase with the understanding their credit card will be charged upon shipment.  Our policy is to allow the return of any merchandise purchased for any reason.  In 2009, customer returns were 2.1% of total internet sales.  In 2009, the Company’s internet sales were $12.4 million, less than 2% of the Company’s total sales.

Exhibit Index

11.
Please supplementally advise us as to whether Mr. Mark Higgins’ employment agreement is a material agreement due to its nature as a related party contract.  If you conclude that it is, then please file it as such.  Refer to Item 601(b)(10) of Regulation S-K.

Company Response:

The Company notes the Staff’s comment and advises the Staff that Mr. Mark Higgins is an employee at will and, as such, does not have an employment agreement as referenced in Item 601(b)(10) of Regulation S-K.

Exhibits 31.1. and 31.2

12.
In future filings, please revise the certifications filed as Exhibits 31.1 and 31.2 so the language is identical to the language included in Item 601(b)(31) of Regulation S-K.  For example, please delete the word “annual” in the phrase “this annual report,” refer to “the registrant” as opposed to “the Company,” avoid inserting or deleting words, include the parenthetical in paragraph 4(d), and include the parenthetical in the introductory language to paragraph 5.

Company Response:

The Company notes the Staff’s comment and confirms that in future filings the revised certifications will contain language identical to the language included in Item 601(b)(31) of Regulation S-K.

Definitive Proxy Statement

13.
We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Company Response:

The Company notes the Staff’s comment and advises the Staff that the Company has determined that risks arising from its compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on the Company and, as a result, disclosure was not required to be included in the proxy statement pursuant to Item 402(s) of Regulation S-K.  In reaching that conclusion, the Company determined that its overall compensation program contains an appropriate mix of long-term and short-term incentives that balance risk and potential reward in a manner that is appropriate to the circumstances and in the best interest of the Company’s stockholders.  In particular, equity-based awards and deferred cash awards have been structured to vest over a number of years, which encourages employees to focus on long-term results.  Moreover, both annual incentive bonus and performance-based equity awards are subject to discretionary reduction if determined appropriate by the Compensation Committee.  The Company believes that these factors operate to reduce any incentive that employees may have to take inappropriate risks.  Accordingly, the Company believes that its compensation policies and practices encourage and incentivize the employees to grow the Company in a disciplined, focused manner, with a view toward long-term success.

In addition, the Company has determined that:

•	None of the Company’s business units carries a significant portion of the Company’s risk profile;

•	The Company’s compensation programs and practices are structured similarly across all of its business units;

•	Compensation expense is not a significant percentage of any business units revenues; and

•	The Company’s compensation programs do not vary significantly from the Company’s overall risk and reward structure.

14.	Please revise to include the disclosure required by Item 401(e) of Regulation S-K with respect to your executive officers. Please provide us with your proposed revised disclosure.

Company Response:

The Company notes the Staff’s comment and proposes the following revisions to its disclosure in its next proxy statement:

The Company’s executive officers (other than Mr. Higgins whose biographical information is included under “Election of Directors” herein) are identified below.

Michael J. Honeyman was named President and Chief Operating Officer of the Company in May 2010.  Prior to joining the Company he served as President and Chief Operating Officer of Bernie’s TV and Appliances from 2006 to 2010.  Previously, Mr. Honeyman spent nine years at Bed Bath and Beyond in various positions, including Chief Operating Officer of Christmas Tree Shops from 2003 to 2006.

Bruce J. Eisenberg has been Executive Vice President of Real Estate and Stores since May 2010.  He joined the Company in August of 1993 as Vice President of Real Estate, was named Senior Vice President of Real Estate in May 1995, and in May 2001 he was named Executive Vice President of Real Estate. Prior to joining the Company, Mr. Eisenberg was responsible for leasing, finance and construction of new regional mall development at The Pyramid Companies.

John J. Sullivan has been Executive Vice President and Chief Financial Officer of the Company since May 2001.  He added the title of Secretary in May 2002.  Mr. Sullivan joined the Company in June 1991 as the Corporate Controller and was named Vice President of Finance and Treasurer in June of 1994, Senior Vice President of Finance, Treasurer and Chief Financial Officer in May 1995.  Prior to joining the Company, Mr. Sullivan was Vice President and Controller for Ames Department Stores, a discount department store chain.

15.
Please revise footnote 4 to the Compensation of Directors table and footnotes 2 and 3 to the Summary Compensation Table to clarify, if true, that you have disclosed the aggregate grant  date fair value of stock awards and option awards, as applicable, as computed in accordance with FASB Accounting Standards Codification Topic 718.  Refer to Items 402(c) and (k) of Regulation S-K.

Company Response:

The Company notes the Staff’s comment and proposes for the following revisions to the footnotes to the Company’s next proxy statement:

4.
Amounts represent the aggregate grant date fair value of 15,000 stock options granted to Mr. Riley in 2009 as computed in accordance with Accounting Standards Codification Topic 718.  See Note 1 to the Consolidated Financial Statements in the Company’s 2009 Annual Report on Form 10-K for the assumptions made in determining values.  These amounts do not necessarily reflect the values that will ultimately be realized with respect to these awards.

(2)
Amounts represent the aggregate grant date fair value relating to Share Units and restricted shares awarded to the respective named executive officers during 2009, 2008 and 2007, respectively, as computed in accordance with Accounting Standards Codification Topic 718.  See Note 1 to the Consolidated Financial Statements in the Company’s 2009 Annual Report on Form 10-K for the assumptions made in determining values.  Effective March 26, 2009, Mr. Higgins was granted 279,898 performance based restricted stock units.  The restricted stock units did not vest and were forfeited.  Effective on November 3, 2008, 68,807 Share Units were awarded to Mr. Litwak, Mr. Eisenberg and Mr. Sullivan.  Effective on May 1, 2007, 9,091 restricted shares were awarded to Mr. Higgins, and 4,545 restricted shares were awarded to Mr. Litwak, Mr. Eisenberg and Mr. Sullivan.  These amounts do not necessarily reflect the values that will ultimately be realized with respect to these awards.

(3)
Amounts represent the aggregate grant date fair value relating to SSARS granted to the respective executives in 2007, as computed in accordance with Accounting Standards Codification Topic 718.  See Note 1 to the Consolidated Financial Statements in the Company’s 2009 Annual Report on Form 10-K for the assumptions made in determining values.  Effective May 1, 2007, 50,000 SSARS were awarded to Mr. Eisenberg and Mr. Sullivan and 75,000 SSARS were awarded to Mr. Litwak.  No grants of options or SSARS were made in 2008 or 2009.  These amounts do not necessarily reflect the values that will ultimately be realized with respect to these awards.

Matters to be Presented to the Stockholders, page 4

16.
Please revise Mr. Riley’s biography to describe his business experience for the past five years, or clarify your current disclosure by adding dates or the duration of employment.  Refer to Item 401(e) of Regulation S-K.  Related Party Transactions, page 21

Company Response:

The Company notes the Staff’s comment and proposes the following revisions to its disclosure in its next proxy statement:

Bryant R. Riley founded B. Riley & Co., Inc.; a Southern California based brokerage firm providing research and trading ideas primarily to institutional investors in 1997 and has served as Chairman since its founding.  Mr. Riley is also the founder and Chairman of Riley Investment Management, LLC, an investment adviser which provides investment management services.  Prior to 1997, Mr. Riley held a variety of positions in the brokerage industry, primarily as an institutional salesman and trader.  From October 1993-January 1997 he was a co-head of Equity at Dabney-Resnick, Inc., a Los Angeles based brokerage firm.  From 1991-1993 he was a co-founder of Huberman-Riley, a Texas based brokerage firm.  Mr. Riley graduated from Lehigh University in 1989 with a B.S. in finance.  He also serves on the board of directors of Aldila, Inc., Alliance Semiconductor Corporation, DDi Corp., and lcc International, Transmeta, and Silicon Storage.  Mr. Riley’s tenure in investment banking and private equity, as well as his management experience and significant experience on other public company boards, brings extensive knowledge to our Board in executive management and finance matters including mergers and acquisitions, securities and debt offerings.

17.	Please revise to include the disclosure required by Item 404(b) of Regulation S-K. Please provide us with your proposed revised disclosure.

Company Response:

The Company notes the Staff’s comment and proposes the following revisions to its disclosure in its next proxy statement:

The Board has assigned responsibility for reviewing related party transactions to its Audit Committee.  The Audit Committee has adopted a written policy pursuant to which all transactions between the Company or its subsidiaries and any Director or Officer must be submitted to the Audit Committee for consideration prior to the consummation of the transaction.  The transaction will then be evaluated by the Audit Committee to determine if the transaction is in our best interests and whether, in the Committee’s judgment, the terms of such transaction are at least as beneficial to us as the terms we could obtain in a similar transaction with an independent third party.  In order to meet these standards, the Committee may conduct a competitive bidding process, secure independent consulting advice, engage in its own fact-finding, or pursue such other investigation and fact-finding initiatives as may be necessary and appropriate in the Committee’s judgment.  The Audit Committee reports to the Board, for its review, on all related party transactions considered.  The transactions that were entered into with an “interested Director” were approved by a majority of disinterested Directors of the Board of Directors, either by the Audit Committee or at a meeting of the Board of Directors.

Compensation Discussion and Analysis, page 11

18.
We note your statement that you established “a peer comparator group for compensation analysis purposes.” If you engage in benchmarking in setting the compensation of your named executive officers, please identify the benchmarks and their components.  If you do not use peer group data in connection with setting benchmarks for the compensation of your named executive officers, please disclose how you use such data.  Refer to Items 402(b)(1)(v) and 402(b)(2)(xiv) of Regulation S-K.  Please provide us with your proposed revised disclosure.

Company Response:

The Company notes the Staff’s comment and advises the Staff that the Company does not engage in benchmarking.  The Committee used the peer comparator group data to obtain a general understanding of prevailing compensation practices.  Below is the proposed revised disclosure in the Company’s next proxy statement:

Compensation Consultant and Peer Group

In order to assist the Compensation Committee in performing its functions, the committee engaged Frederic Cook & Co. Inc (“Cook”), an expert independent compensation consulting firm in 2008.  Cook provided research, analysis and recommendations to the Compensation Committee regarding the named executive officers’, including as to both equity and non-equity compensation, based on directions provided to it by the Compensation Committee.  Cook’s services and fees are subject to the review and approval of the Compensation Committee on an ongoing basis.  Cook does not perform any services for the Company or its subsidiaries other than in its role as consultant to the Compensation Committee.

In connection with its services, Cook assisted the Compensation Committee in establishing a peer comparator group for compensation analysis purposes.  The group utilized in 2008 consisted of the following companies in the retail sector:

• A.C. Moore Arts and Crafts	• Fossil
• American Greetings	• Gander Mountain
• Big 5 Sporting Goods	• Genesco
• Books-A-Million	• Hastings Entertainment
• Build-A-Bear Workshop	• Hibbett Sports
• Children’s Place	• Jo-Ann Stores
• Cost Plus	• Navarre
• Dollar Tree	• Tuesday Morning
• Finish Line	• Zale

The members of this group were recommended by Cook to the Compensation Committee based upon Cook’s review of the universe of companies in the retail sector and were selected by Cook based on such members’ market capitalizations, revenues and other financial and business characteristics it believed would make them appropriate to include in the group.  The Committee used the peer comparator group data to obtain a general understanding of prevailing compensation practices among that peer group.  The Company does not engage in benchmarking in setting compensation for its named executive officers.

19.
We note your statement that “75% of the incentive plan awards for 2009 were based on achieving net cash flow from operations of $46.3 million and 25% was based on achieving breakeven EBITDA,” as well as your statement that in 2009 you “achieved the targeted net cash flow from operations.” We also note the disclosure regarding the amounts that the named executive officers were entitled to earn in incentive plan awards at the threshold, target and maximum levels.  Please revise to disclose the level of EBITDA that was achieved in 2009, as well as the net cash flow from operations targets and EBITDA targets that needed to be achieved in order to achieve payouts at the threshold, target and maximum levels.  In addition, while we understand that the compensation committee exercised negative discretion in awarding incentive plan awards, please revise to disclose the amounts earned under the applicable bonus formula prior to the committee exercising such discretion.  Please provide us with your proposed revised disclosure.

Company Response:

The Company notes the Staff’s comment and proposes the following revisions to its disclosure in its next proxy statement:

The annual incentive bonus plan, whose results are shown in the Summary Compensation Table in the Non-Equity Incentive Compensation columns, provides for a cash bonus, dependent upon the level of achievement of the stated corporate goals, calculated as a percentage of the officer’s base salary, with higher ranked executive officers being compensated at a higher percentage of base salary.  The Compensation Committee approves the target annual incentive award for the Chief Executive Officer and, for each officer below the Chief Executive Officer level, bases their target on the Chief Executive Officer’s recommendations.  For Fiscal 2009, two performance goals were adopted for the Chief Executive Officer and the other named executive officers relating to earnings before interest, taxes, depreciation and amortization (“EBITDA”) and cash flow from operations.  An amount equal to 25% of the threshold level of bonus would have been earned from break-even or greater EBITDA for fiscal 2009.  The additional amount of the bonus for threshold, target and maximum bonus payout would have been earned for cash flow from operations for fiscal 2009 of $46.3 million, $51.9 million and $55.6 million, respectively.  For fiscal 2009 the Company did not achieve break-even EBITDA (EBITDA was negative $36.1 million).  As result, the portion of the annual bonus equal to 25% of the threshold level was not earned.  The Company’s cash flow from operations for Fiscal 2009 was $49.9 million, which exceeded the threshold goal for cash flow from operations and would have resulted in payout at 75% of the threshold level of bonus.

However, the Compensation Committee exercised negative discretion with regard to the awards because a material portion of the cash flow from operations resulted from an income tax refund due to a loss carry back resulting from a change in tax law after the goals were established and, without the income tax refund, the bonus would have been zero under the applicable bonus formula.  Mr. Higgins calculated bonus prior to the Compensation Committee exercising negative discretion was $750,000.  He did not receive a payout.  Mr. Eisenberg and Mr. Sullivan each received a payout of $100,000, as compared to a calculated payout of $146,438 prior to the Compensation Committee exercising negative discretion.  However, for purposes of the Company’s Supplemental Executive Retirement Plan, the bonus payment for fiscal year 2009 for Robert Higgins will be deemed to be $500,000 (two thirds of the amount earned under the applicable bonus formula prior to the exercise of negative discretion by the Compensation Committee).

20.
We note your statement that “the performance targets were met to vest 75% of the units.” Please revise to disclose the various levels of performance targets that were utilized to determine the vesting of units, the extent to which those targets were met, and the manner in which those targets impacted the vesting of the units.  Please provide us with your proposed revised disclosure.

Company Response:

The Company notes the Staff’s comment and proposes the following revisions to its disclosure in its next proxy statement:

The agreement provides for the award of performance based restricted stock units which will have a fair market value on the date of grant equal to $1,100,000.  For 2009, 279,898 units were granted with a fair market value of $232,315.  For Fiscal 2009, two performance goals were adopted.  25% of the restricted stock units would have vested if EBITDA for fiscal 2009 was break-even or better.  The remaining 75% of the restricted share units would have vested if the Company’s cash flow from operations for fiscal 2009 was $46.3 million or greater.  For fiscal 2009, the Company did not achieve break-even EBITDA (EBITDA was negative $36.1 million).  Accordingly, the 25% of the restricted stock units subject to that performance goal did not vest.  However, cash flow from operations was $49.9 million, which exceeded the $46.3 million target.  Notwithstanding the cash flow from operations result, the Compensation Committee exercised negative discretion with regard to the awards because a material portion of the cash flow from operations resulted from an income tax refund due to a loss carry back resulting from a change in tax law after the goals were established and, without the income tax refund, none of the restricted stock units would have vested.  Mr. Higgins would have vested in 209,924 restricted stock units valued at $272,900 as of January 30, 2010 based on achievement of the cash flow from operations goal.  However, the Compensation Committee exercised negative discretion and none of the units vested and all of them were cancelled.

Forms 10-Q for Fiscal Quarters Ended May 31, 2010, July 31, 2010 and October 31, 2010

Item 4.  Controls and Procedures, page 20

21.
We note your disclosure that your CEO and CFO have concluded that your disclosure controls and procedures were effective to “ensure that material information relating to the Company and its subsidiaries would be made known to such officers on a timely basis.” In future filings, to the extent you include a definition of disclosure controls and procedures in your effectiveness conclusion, please include the entire definition as set forth in Exchange Act Rule 13a-15(e).  Please also supplementally confirm, if true, that this conclusion of your CEO and CFO related to the entire definition of disclosure controls and procedures as set forth in Exchange Act Rule 13a-15(e).

Company Response:

The Company notes the Staff’s comment and the Company confirms that the conclusion of the CEO and CFO relate to the entire definition of disclosure controls and procedures as set forth in Exchange Act Rule 13a-15(e) and will include the entire definition in future filings.

22.
You state that your “disclosure controls and procedures were adequate and effective and designed to ensure that material information relating to the Company and its subsidiaries would be made known to such officers on a timely basis.” Since you should only provide a conclusion regarding the effectiveness of your disclosure controls and procedures, please revise future filings to eliminate the statement regarding the adequacy of your controls and procedures.  See Exchange Act Rule 13a-15(e).

Company Response:

The Company notes the Staff’s comment and advises the Staff that the Company will eliminate the statement regarding adequacy of controls and procedures from future filings in compliance with Exchange Act Rule 13a-15(e).

Exhibits 31.1 and 31.2

23.
In future filings, please revise the certifications filed as Exhibits 31.1 and 31.2 so the language is identical to the language included in Item 601(b)(31) of Regulation S-K.  For example, please delete the title of the certifying individual at the beginning of the certification, delete the word “quarterly” in the phrase “this quarterly report,” refer to “the registrant” as opposed to “the Company,” avoid inserting or deleting words, include the parenthetical in paragraph 4(d), and include the parenthetical in the introductory language to paragraph 5.  Please also supplementally confirm, if true, that the inclusion of your CEO’s and CFO’s titles was not intended to limit the capacity in which these individuals provided the certifications.

Company Response:

Management will comply with the requirements of Item 601(b)(31) of Regulation S-K in its future filings.

**********

In addition, in connection with responding to the Staff’s comments, we acknowledge the following:

•	The Company is responsible for the adequacy and the accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned (telephone number 518-452-1242) as soon as practicable with any questions or further comments you may have concerning this matter with a copy to the parties mentioned below.  Your assistance in this matter is greatly appreciated.

Very Truly Yours, /s/ John J. Sullivan John J. Sullivan Executive Vice President and Chief Financial Officer

cc:	Robert J. Higgins via fax or electronic mail Marty Hull via fax or electronic mail William M. Harnett via fax or electronic mail Stuart Downing via fax or electronic mail